Exhibit 99.14

Consent of Paul Thornton, P. Eng.

The undersigned hereby consents to (a) being named in the Annual Information Form (the “AIF”) for the fiscal year ended December 31, 2025, of Santacruz Silver Mining Ltd. (the “Company”) being filed as an exhibit to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2025, being filed by the Company with the United States Securities and Exchange Commission and any amendments thereto (the “Annual Report”), and (b) the references to, and the information derived from, the technical report titled “Technical Report, Zimapan Mine, Hidalgo State, Mexico” with an effective date of December 31, 2025, being incorporated by reference into the AIF and being filed as an exhibit to the Annual Report.

/s/ Paul Thornton
Paul Thornton, P. Eng.

Dated: May 1, 2026